Gift of College, Inc.



ANNUAL REPORT

24005 Ventura Boulevard

Calabasas, CA 91302

0

https://www.giftofcollege.com/

This Annual Report is dated April 29, 2021.

BUSINESS

Our mission is to eradicate student loan debt. GiftofCollege.com is a crowdfunding platform that makes it easy for friends, family, and employers to contribute to any 529 college savings or student loan accounts. Its suite of products includes Gift of College Gift Cards (available online at Walmart.com and at over 3000 retailer locations including select Target, Save Mart, Lucky, and H-E-B stores) and Gift of College At-Work, an employee benefit program offering payroll deduction and employer contribution technology. Our company currently works remotely and does not have a physical office space.

Previous Offerings

Between 2020 and 2019, we sold _____ [shares of common stock] in exchange for $_____ per share under Regulation Crowdfunding.

Between 2021 and 2020, we sold 19397 shares of common stock in exchange for $5.00 per share under Regulation Crowdfunding.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenue
Revenue for fiscal year 2020 was $946,690 an approximate 20% decrease compared to fiscal year 2019 revenue of $1,197,709. Sales decreased during 2020 largely due to the global pandemic.

Cost of sales
Cost of sales for 2020 and 2019 remained at zero.
Expenses
Expenses in fiscal 2020 increased $25,382 over fiscal 2019. Expenses were $1,068,290 in 2019 and $1,093,672 in 2020. Primarily, the increase was attributed to an increase in marketing expenses, costs associated for the Reg CF offering, and commercial insurance premiums.
• Historical results and cash flows
The Company's historical cash flows can be attributed to a small company focused on growth. Since 2010, the Company has relied on its founders to create a marketplace for its products. Those products are now a marketplace reality. During 2018 and 2019, salaries and benefits, placement fees, sales marketing (including conference fees and travel) accounted for recurring expenses that impacted cash flows. To bridge the gap in 2019, the Company secured a $300K short term loan. Cash flows in 2020 were sufficient to support monthly expenses including monthly loan payments. The fully amortized loan commitment ends in March 2021. During 2020, the Company received a PPP (Paycheck Protection Program) loan and an EIDL (Economic Injury Disaster Loan) loan through the SBA.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $622,980.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

• Creditor: Credibility Capital Inc.
Amount Owed: $5,634.00
Interest Rate: 13.5%
Maturity Date: March 26, 2021

On February 27, 2019, the company entered into the loan agreement with Credibility Capital Inc., in the amount of $100,000. The loan carries an interest rate of 13.5% per annum and matures after 24 monthly payments in the amount of $4,777.7 starting on March 26, 2019. The outstanding balance of the loan as of December 31, 2019 was in the amount of $ 62,996, and $57,324 was classified as current liability.

• Creditor: Credibility Capital Inc.
Amount Owed: $11,268.00
Interest Rate: 13.5%
Maturity Date: February 27, 2021
On February 27, 2019, the company entered into a second loan agreement with Credibility Capital Inc., in the amount of $ 200,000. The loan carries an interest rate of 13.5% per annum and The loan carries an interest rate of 13.5% per annum and matures after 24 monthly payments in the amount $9,555.4. The outstanding balance of the loan as of December 31, 2019 was in the amount of $125,932 and $ 114,660 was classified as current liability.

• Creditor: Wayne Weber
Amount Owed: $80,000.00
Interest Rate: 0.0%
Maturity Date: January 01, 0001
The loan does not bear any interest and there is no defined maturity date.

• Creditor: SBA
Amount Owed: $149,900.00
Interest Rate: 3.75%
Maturity Date: June 05, 2051
COVID-19 EIDL automatic deferral for one year. Interest accrues when funds were dispersed to the company. Funds received on 06/05/2020

• Creditor: Wayne Weber
Amount Owed: $16,272.00
Interest Rate: 0.0%
Maturity Date: January 01, 0001
The note does not bear any interest and there is no defined maturity date.

• Creditor: Kristine Sickels
Amount Owed: $30,157.00
Interest Rate: 0.0%
Maturity Date: January 01, 0001
The note does not bear any interest and there is no defined maturity date

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Wayne Weber
Wayne Weber's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
• Position: Chief Executive Officer
Dates of Service: December 08, 2008 - Present
Responsibilities: To create and implement the vision of Gift of College to help eradicate student loan debt. This includes creating consumer products and services to reach that vision. Overseeing the entire team executing the day to day activities to accomplish company goals.

• Position: Director
Dates of Service: January 01, 2009 - Present
Responsibilities: Member of the board of directors

Name: Rob Creaser
Rob Creaser's current primary role is with StartEngine Primary LLC. Rob Creaser currently services 10-15 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
• Position: Chief Compliance Officer & Chief Financial Officer
Dates of Service: August 08, 2011 - Present
Responsibilities: Responsibilities include monitoring the compliance functionality of the company's platform, transaction monitoring, including communications with outside financial institutions. The CFO role includes oversight of annual financial reporting, corporate actions, and funding solutions.

• Position: Director
Dates of Service: January 01, 2013 - Present
Responsibilities: Board of Directors member

Other business experience in the past three years:
• Employer: StartEngine Primary LLC
Title: Compliance Consultant
Dates of Service: August 08, 2018 - Present
Responsibilities: Assist the broker dealer compliance department and other related activities. StartEngine Primary LLC is a wholly owned subsidiary of StartEngine Crowdfunding Inc., which is also the parent company of StartEngine Capital LLC, the funding portal conducting this Regulation Crowdfunding Offering. StartEngine Primary LLC and StartEngine Capital LLC are sister companies. For the past two years Rob has been with StartEngine Primary LLC, a registered broker-dealer and FINRA/SIPC member. He currently assists the Compliance Team of StartEngine Primary LLC. Regulation Crowdfunding (Reg CF) is a separately regulated business and is not part of StartEngine Primary LLC's operations.

Other business experience in the past three years:
• Employer: Progressive Asset Management, Inc.
Title: Chief Compliance Officer

Dates of Service: October 01, 2008 - November 01, 2017
Responsibilities: Overall broker dealer compliance and financial reporting

Other business experience in the past three years:
• Employer: Foresters Equity Services
Title: Compliance Consultant
Dates of Service: July 15, 2015 - April 15, 2018
Responsibilities: Served as outsourced consultant for various compliance tasks

Name: Kristine Sickels
Kristine Sickels's current primary role is with Her Story LLC. Kristine Sickels currently services 0-1 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
• Position: Director
Dates of Service: December 08, 2008 - Present
Responsibilities: Board member and advisor to the company.

• Position: Corporate Secretary
Dates of Service: August 31, 2020 - Present
Responsibilities: Corporate actions and approval of required corporate documents.

• Position: Chief Marketing Officer
Dates of Service: December 15, 2008 - Present
Responsibilities: Developing Gift of College's vision and brand strategy. Kristine's extensive marketing and branding background provides the company's marketing staff a forward thinking plan for marketing and branding's dynamic environment.

Other business experience in the past three years:
• Employer: Her Story LLC
Title: CEO
Dates of Service: July 06, 2019 - Present
Responsibilities: Design, implement, and execute a foundation to help support female entrepreneurs and their brands

Other business experience in the past three years:
• Employer: Ridge Church
Title: President of the Nexus Project
Dates of Service: September 01, 2019 - Present
Responsibilities: To develop the Nexus Project, a non-profit linking education and community. This is a start-up in beta

Other business experience in the past three years:
• Employer: Newell Brands
Title: SVP of Global Marketing
Dates of Service: January 01, 2000 - May 31, 2019
Responsibilities: Led the global brand marketing, activation, trade strategy, innovation and

market development, and licensing teams for brands including, Calphalon, CrockPot, Mr. Coffee, Oster, and Sunbeam.

Name: Patricia Roberts
Patricia Roberts's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
• Position: Chief Operating Officer
Dates of Service: October 15, 2016 - Present
Responsibilities: Manage all day to day operations of the company including marketing, operations, and customer service. Patricia started at the company on October 2016 as an outside consultant and became a full-time employee in August 2018.

Other business experience in the past three years:
• Employer: NYC Kids Rise
Title: Founding Director
Dates of Service: April 15, 2017 - August 15, 2018
Responsibilities: Develop and implement a strategy to launch a Childrens Savings Account for NYC kindergartners.

Name: Brian Pautsch
Brian Pautsch's current primary role is with Wavoto. Brian Pautsch currently services 10-15 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
• Position: Chief Technology Officer
Dates of Service: July 14, 2012 - Present
Responsibilities: Website development and tech security. Brian is a 1099 employee with the company and works part-time. His hours with the company vary between 10-15 hours per week.

Other business experience in the past three years:
• Employer: Wavoto
Title: Founder
Dates of Service: July 17, 2015 - Present
Responsibilities: Develop technology to support the Wavato Web platform.

Name: Nadine Perry
Nadine Perry's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
• Position: Director of Marketing
Dates of Service: June 19, 2014 - Present
Responsibilities: Responsible for the development and implementation of the company's social media strategy. Evaluating the proper use of social channels to educate and engage consumers about Gift of College, and help drive awareness and advocacy, while ensuring brand integrity.

Name: Christine Keyser
Christine Keyser's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
• Position: Director of Operations
Dates of Service: September 01, 2016 - Present

Responsibilities: Christine is responsible for overseeing platform driven transactions and banking activity. She works closely with our COO onboarding 529 plan administrators, signing up new companies utilizing our Gift of College at Work product, and coordinating with our CTO platform access for new clients.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Common Stock

Stockholder Name: Wayne Weber

Amount and nature of Beneficial ownership: 3,496,000

Percent of class: 72.83

RELATED PARTY TRANSACTIONS

Name of Entity: Wayne Weber

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: Note payable for $16,272 and a loan in the amount of $80,000.

Material Terms: Both the note and the loan do not bear any interest and there is no defined maturity date.

Name of Entity: Kristine Sickels

Relationship to Company: Director

Nature / amount of interest in the transaction: Note payable $30,157

Material Terms: The note does not bear any interest and there is no defined maturity date

OUR SECURITIES

Our authorized capital stock consists of 8,000,000 shares of common stock, par value $0.0001 per share. As of December 31, 2020, 4,800,000- shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the

equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 29, 2021.

Gift of College, Inc.

By   /s/ *Wayne Weber*

     Name: Wayne Weber

     Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

As of December 31,		2020		2019
(USD $ in Dollars) Unaudited				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	622,980	$	639,099
Accounts receivable—net		0		28,992
Prepaids and other current assets		0		78,500
Total current assets		**622,980**		**746,591**
Property and equipment, net		306		648
Intangible assets, net		9,734		10,581
Total assets	$	**633,020**	$	**757,820**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Credit Card	$	7,218	$	1,057
Accounts payable		0		919
Current portion of Note Payable		16,902		171,984
PPP Loan		85,946		
EIDL Loan		157,000		
Other current liabilities		410		264
Deferred Revenue		769,022		684,273
Total current liabilities		**1,036,498**		**858,497**
Note Payable		46,429		63,344
Loan Payable		80,000		80,000
Total liabilities		**1,162,927**		**1,001,841**
STOCKHOLDERS EQUITY				
Common Stock		480		30
Retained earnings/(Accumulated Deficit)		(530,387)		(244,052)
Total stockholders' equity		**(529,907)**		**(244,022)**
Total liabilities and stockholders' equity	$	**633,020**	$	**757,820**

GIFT OF COLLEGE, INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2020	2019
(USD $ in Dollars)		
Net revenue	946,690	1,197,709
Cost of goods sold	-	-
Gross profit	946,690	1,197,709
Operating expenses		
General and administrative	886,304	1,035,439
Sales and marketing	201,160	32,851
Total operating expenses	1,087,464	1,068,290
Operating income/(loss)	(140,774)	129,420
Interest expense	6,208	57,866
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(146,982)	71,554
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**(146,982)**	**71,554**

CERTIFICATION

I, Wayne Weber, Principal Executive Officer of Gift of College, Inc., hereby certify that the financial statements of Gift of College, Inc. included in this Report are true and complete in all material respects.

Wayne Weber

Principal Executive Officer